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                            May 21, 2024

       Bryan M. Hackworth
       Chief Financial Officer
       Universal Electronics Inc.
       15147 N. Scottsdale Road, Suite H300
       Scottsdale, AZ 85254-2494

                                                        Re: Universal
Electronics Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Form 8-K Furnished
February 15, 2024
                                                            File No. 0-21044

       Dear Bryan M. Hackworth:

              We have reviewed your May 10, 2024 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 12,
       2024 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Note 2 - Summary of Significant Accounting Policies
       Revenue Recognition, page 49

   1. We note your response to comment 3. We further note that within your earnings call transcripts for the
fourth quarter 2023 and first quarter 2024 that management makes several references to
product channel categories both in prepared remarks and in response to related questions
from analysts. When also considering that your chief operating decision maker ("CODM")
reviews revenues by various channels, tell us in further detail how you determined your
"various products constitute a group of similar products under
                                                        ASC 280-10-50-40." If
the product channels are all considered similar, specifically address why management
references individual channels within its filings and earnings calls and why analysts
inquire about them. Clarify if your CODM reviews quantified
                                                        revenues for just Home
Entertainment and Connected Home or if the information is also
 Bryan M. Hackworth
Universal Electronics Inc.
May 21, 2024
Page 2
         quantified for each sub-category, such as Consumer Electronics and HVAC.

Note 10 - Income Taxes, page 64

2. We note your response to comment 4 and your explanation that the effective tax rate reconciliation line items "Distribution of previously taxed foreign earnings and profits" and "Foreign participation exemption" relate to intercompany dividend income included in pre-tax income that is not taxable. Please clarify for us why these adjustments impact your reconciliation if the intercompany dividends are eliminated in consolidation and excluded from pre-tax book income.
Form 8-K Furnished February 15, 2024
Exhibit 99 - Reconciliation of Adjusted Non-GAAP Financial Results, page 7

3.       We note your response to comment 6 and have the following comments:

                Please revise future filings to remove the non-GAAP adjustments for "Excess manufacturing overhead and factory transition costs" and "Adjustments to acquired tangible assets."

                You indicate that the "Litigation costs" adjustment includes amounts related to Roku
              "and certain other entities." Tell us the nature of the "other" matters included in this adjustment. Quantify for us the portion of your litigation adjustment related to Roku for each year from 2018 through 2023, as well as the annual litigation expenses excluded from your non-GAAP adjustment for the same period.

       Please contact Andrew Blume at 202-551-3254 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameBryan M. Hackworth                            Sincerely,
Comapany NameUniversal Electronics Inc.
                                                                Division of
Corporation Finance
May 21, 2024 Page 2                                             Office of
Manufacturing
FirstName LastName